Notes Payable to Duane Knapp

For proceeds from personal loan received 8/27/10 in the amount of $100,000.00.

Balloon payment due on June 26, 2011.

Interest rate: 5.5%

Payment terms:

Total amount due, plus interest $102,874.35.

Duane Knapp

Duane Knapp

12/26/10

Shawn Knapp

Shawn Knapp

President/CEO

Shogun Energy, Inc.